Kernel Group Holdings, Inc.
2 Rousseau Street
San Francisco, CA 94112

January 14, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attn: Karina Dorin

Re:	Kernel Group Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted November 25, 2020
CIK No. 0001832950

Dear Ms. Dorin:

This letter sets forth responses of Kernel Group Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 21, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently publicly filing the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1 submitted November 25, 2020

Prospectus Summary, page 1

1.
Staff’s comment: We note your disclosure on page 53 that pursuant to an agreement to be entered into on or prior to the closing of this offering, your sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for election to your board of directors, as long as the sponsor holds any securities covered by the registration and shareholder rights agreement. Please discuss this arrangement in your prospectus summary.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on page 21.

Summary Financial Data, page 35

2.
Staff’s comment: Please revise to include a separate “as-adjusted” column giving effect to the sale of units in this offering and the private placement warrants, along with explanatory notes as appropriate.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on page 35.

Index to Financial Statements, page F-1

3.
Staff’s Comment: We note the reference to the Report of Independent Registered Public Accounting Firm; however, no report is included in the filing. Please provide an audit report pursuant to Rule 2-02 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has included the audit report provided by the Independent Registered Public Accounting Firm on page F-2.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Mark Gross

Mark Gross Chief Executive Officer

Via E-mail:
cc:	Peter S. Seligson
Kirkland & Ellis LLP
Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP